Exhibit 99.3

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notice to Reader Issued by Management

Under National Instrument 51-102, Part 4, Subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed interim consolidated financial statements have been prepared and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the unaudited condensed interim consolidated financial statements.

August 1, 2022

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Table of Contents

For the Three Months Ended March 31, 2022 and 2021

Management's Responsibility for Financial Reporting	1

Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statements of Financial Position	2

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	4

Condensed Interim Consolidated Statements of Cash Flows	5

Notes to the Condensed Interim Consolidated Financial Statements	6 - 49

Management's Responsibility For Financial Reporting

To the Shareholders of Red White & Bloom Brands Inc.:

Management is responsible for the preparation and presentation of the accompanying condensed interim consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the condensed interim consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of the condensed interim consolidated financial statements.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities. The Board has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external auditors.

August 1, 2022

/s/ Michael Marchese	/s/ Brad Rogers
Michael Marchese, Director	Brad Rogers, Director

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Financial Position

As at March 31, 2022 and December 31, 2021

(Unaudited - Expressed in Canadian Dollars)

		March 31, 2022	December 31, 2021
ASSETS	Notes
Current assets
Cash and cash equivalents		$4,740,618	$818,753
Prepaid expenses and other assets		5,747,183	3,700,500
Accounts receivable	7	4,955,299	4,823,696
Biological assets	8	4,976,803	5,523,061
Inventory	9	16,683,547	5,991,739
Loans receivable	13	-	51,129,395
Assets held for sale	10	54,232,640	55,022,520
Derivative asset	16	1,218,382	1,218,382
		92,554,472	128,228,046
Non-current assets
Property, plant and equipment, net	11	70,520,034	24,392,475
Right-of-use assets	12	22,948,013	18,688,257
Call/put option	14	-	146,774,493
Goodwill	6, 15	218,445,671	11,890,928
Intangible assets, net	15	125,212,635	116,893,915
		437,126,353	318,640,068
Total assets		$529,680,825	$446,868,114

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$66,590,278	$27,475,664
License liability		8,135,473	8,135,473
Convertible debentures	16	26,829,797	26,017,720
Current loans payable	18	56,402,036	51,876,994
Lease liabilities	19	1,932,455	640,159
Credit facility	17	67,475,316	65,472,909
Income taxes payable		9,924,822	3,828,818
		237,290,177	183,447,737
Non-current liabilities
Loans payable, net of current portion	18	38,088,824	38,104,234
Lease liabilities, net of current portion	19	22,110,538	18,634,333
Deferred income tax liability		7,397,215	7,504,953
Derivative liability	16	2,326,101	2,326,101
Total liabilities		307,212,855	250,017,358

Shareholders' equity Share capital	20	320,886,510	282,166,160
Contributed surplus		14,225,399	14,192,749
Cumulative translation adjustment		(2,071,447)	(692,849)
Accumulated deficit		(128,303,346)	(116,877,562)
Non-controlling interest	6	17,730,854	18,062,258
Total shareholders' equity		222,467,970	196,850,756

Total liabilities and shareholders' equity		$529,680,825	$446,868,114

Going concern (Note 2)

Commitments and contingencies (Note 26)

Subsequent events (Note 28)

Approved and authorized for issuance on behalf of the Board of Directors on August 1, 2022 by:

/s/ Michael Marchese	/s/ Brad Rogers
Michael Marchese, Director	Brad Rogers, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

		2022	2021 Note 27
	Notes
Sales		$28,046,801	$11,823,405
Cost of sales, before fair value adjustments		16,705,335	(4,469,960)
		11,341,466	7,353,445
Unrealized changes in fair value of biological assets		(2,450,005)	(367,578)
Realized fair value amounts included in inventory sold		276,927	(559,261)
Gross profit		9,168,388	6,426,606
Expenses General and administration		4,696,605	3,755,827
Salaries and wages		4,307,804	2,947,145
Depreciation and amortization	11, 15	1,481,045	7,221,964
Share-based compensation	20	273,000	2,821,297
Sales and marketing		547,330	929,644
Consulting fees		49,799	—
		11,355,583	17,675,877
Loss from operations before other expenses (income)		(2,187,195)	(11,249,271)
Other expense (income) Finance expense, net		8,003,137	393,373
Foreign exchange		(1,401,967)	532,285
Gain on revaluation of call/put option		—	42,492,860
(Gain) loss on disposal of property, plant and equipment		—	(601)
Revaluation of financial instruments		—	712,000
Total other expense (income)		6,601,170	44,129,917
Loss before income taxes		(8,788,365)	(55,379,188)
Current income tax expense		(2,071,170)	1,508,674
Net loss		(10,859,535)	(56,887,862)
Loss from discontinued operations	27	(897,653)	—
Net loss for the period		(11,757,188)	(56,887,862)
Translation adjustment on consolidation of foreign subsidiaries		(1,378,598)	(894,214)
Comprehensive loss		$(13,135,786)	$(57,782,076)
Net loss attributable to:
Shareholders of the Company		(11,425,784)	(56,887,862)
Non-controlling interests		(331,404)	—
Comprehensive loss attributable to:
Shareholders of the Company		(12,804,382)	(57,782,076)
Non-controlling interests		(331,404)	—
Net loss per share, basic and diluted		$(0.05)	$(0.29)
Weighted average number of outstanding common shares, basic and diluted		236,840,299	196,334,998

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

		Share Capital
		Convertible Series I		Convertible Series II				Non-controlling	Contributed	Translation	Accumulated
	Notes	Preferred Shares		Preferred Shares		Common Shares		Interests	Surplus	Adjustment	Deficit	Total
		#	$	#	$	#	$	$	$	$	$	$
Balance, January 1, 2021		3,181,250	5,637,175	113,585,889	46,046,088	191,317,226	178,088,767	—	14,863,863	(1,896,622)	(33,254,492)	209,484,779
Restricted share units issued	6	—	—	—	—	1,854,645	1,473,657	—	—	—	—	1,473,657
Share-based compensation	18	—	—	—	—	—	—	—	1,347,641	—	—	1,347,641
Shares issued debt settlement	18	—	—	—	—	237,500	342,000	—	—	—	—	342,000
Warrants exercised	18	—	—	—	—	11,021,974	10,718,135	—	(94,705)	—	—	10,623,430
Stock options exercised	18	—	—	1,200,000	1,430,398	1,375,000	1,162,921	—	(1,888,319)	—	—	705,000
Foreign translation adjustment		—	—	—	—	—	—	—	—	(894,214)	—	(894,214)
Net loss		—	—	—	—	—	—	—	—	—	(56,887,862)	(56,887,862)
Balances, March 31, 2021		3,181,250	5,637,175	114,785,889	47,476,486	205,806,345	191,785,480	—	14,228,480	(2,790,836)	(90,142,354)	166,194,431

Balances, December 31, 2021		3,181,250	5,637,175	92,985,275	46,736,677	260,860,351	229,792,308	18,062,258	14,192,749	(692,849)	(116,877,562)	196,850,756
Exercise of restricted share units	20	—	—	—	—	260,000	240,350	—	(240,350)	—	—	—
Restricted share units issued	20	—	—	—	—	—	—	—	273,000	—	—	273,000
Preferred shares conversion	20	—	—	(3,753,940)	(5,995,355)	4,053,523	5,995,355	—	—	—	—	—
Shares issued for Pharmaco acquisition		—	—	37,000,000	19,240,000	37,000,000	19,240,000	—	—	—	—	38,480,000
Currency translation adjustment		—	—	—	—	—	—	—	—	(1,378,598)	—	(1,378,598)
Net loss		—	—	—	—	—	—	(331,404)	—	—	(11,425,784)	(11,757,188)
Balances, March 31, 2022		3,181,250	5,637,175	126,231,335	59,981,322	302,173,874	255,268,013	17,730,854	14,225,399	(2,071,447)	(128,303,346)	222,467,970

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Condensed Interim Consolidated Statement of Cash Flows

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

		2022	2021
			Note 28
Operating activities	Notes
Net loss for the year		$(11,757,188)	$(56,887,862)
Items not affecting cash:
Share-based compensation		273,000	2,821,297
Foreign exchange		(1,401,967)	1,210,042
Revaluation of call/put option	14	—	42,492,860
Depreciation and amortization	11, 15	1,481,045	6,619,158
Realized gain in cost of sales		(276,927)	559,261
Fair value adjustment on biological assets		2,450,005	367,578
Finance fees		2,595,241	—
		(6,636,791)	(2,817,666)
Changes in non-cash operating working capital	24	11,677,477	(5,838,035)
		5,040,686	(8,655,701)
Investing activities
Purchase of property, plant and equipment	11	(951,277)	—
Cash from acquisition	6	747,226	—
Loan received		—	(8,006,088)
		(204,051)	(8,006,088)
Financing activities
Exercise of warrants	18	—	10,623,430
Exercise of stock options	20	—	705,000
Convertible debentures	14	—	14,559,577
Loans payable repaid	16	—	(4,243,947)
Principal lease repayments		(1,469,706)	(53,582)
		(1,469,706)	21,590,478
Increase in cash		3,366,929	4,928,689
Net effects of foreign exchange		554,936	—
Cash, beginning of period		818,753	1,146,569
Cash, ending of period		$4,740,618	$6,075,258
Supplemental disclosure of cash flow information (Note 24)

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

1.	BACKGROUND AND NATURE OF OPERATIONS

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the "Company" or "RWB") was incorporated on March 12, 1980 pursuant to the Business Corporations Act, British Columbia.

The Company’s head office and registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company's common shares currently trade on the Canadian Securities Exchange under the trading symbol "RWB" and in the United States on the OTCQB under the symbol "RWBYF".

On April 24, 2020, Tidal Royalty Corp. (“Tidal”) and MichiCann Medical Inc., a private Ontario-based corporation (“MichiCann”) completed an amalgamation structured as a three-cornered amalgamation whereby MichiCann was amalgamated with a newly incorporated subsidiary of Tidal.

Immediately prior to the amalgamation, Tidal completed a consolidation of the Tidal common shares on the basis of one post-consolidation Tidal share for every sixteen pre-consolidation Tidal common shares and changed its name from “Tidal Royalty Corp.” to “Red White & Bloom Brands Inc.”. Each MichiCann share was exchanged to one common share and one convertible series II preferred share of the Company. Due to the terms of the exchange ratio, the previous shareholders of MichiCann acquired a controlling interest in Tidal and as such, the amalgamation has been accounted for as a reverse takeover transaction with MichiCann being the resulting issuer for financial reporting purposes.

2.	GOING CONCERN

These condensed interim consolidated financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at March 31, 2022, the Company has accumulated losses of $128,303,346 (December 31, 2021 - $116,877,562) since inception, and for the three months ended March 31, 2022, the Company incurred a net loss of $ 11,757,188 (March 31, 2021 - $56,887,862), and had a working capital deficiency of $144,735,705 (December 31, 2021 - working capital deficiency of $55,219,691). As such, there is a material uncertainty related to these events and conditions that may cast significant doubt on the Company's ability to continue as a going concern, and therefore, it may be unable to realize its assets and discharges its liabilities in the normal course of business. The Company’s operations have been historically funded with debt and equity financing, which is dependent upon many external factors and, as such, it may be difficult to rely on additional debt and equity financing when required. The Company may not have sufficient cash to fund the acquisition and development of assets therefore will require additional funding, which if not raised, may result in the delay, postponement, or curtailment of some of its activities.

In assessing whether the going concern assumption was appropriate, management took into account all relevant information available about the future, which was at least, but not limited to, the twelve-month period following March 31, 2022. To address its financing requirements, the Company will seek financing through debt and equity financing, asset sales, and rights offering to existing shareholders. While the Company has been successful in obtaining financing to date, and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, the Company’s ability to raise capital may be adversely impacted by: market conditions that have resulted in a lack of normally available financing in the cannabis industry; increased competition across the industry, and overall negative investor sentiment in light of the ongoing COVID-19 pandemic. Accordingly, there can be no assurance that the Company will achieve profitability, or secure financing on terms favorable to the Company or at all.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

If the going concern assumption were not appropriate for these condensed interim consolidated financial statements then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the condensed interim consolidated statements of financial position classifications used. Such adjustments could be material.

COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as “COVID- 19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of non-essential businesses. Government measures did not materially disrupt the Company’s operations during the three months ended March 31, 2022. The production and sale of cannabis has been recognized as an essential service across the U.S and the Company has not experienced production delays or prolonged retail closures as a result.

The duration and further impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. Management has been closely monitoring the impact of COVID-19. The Company has implemented various measures to reduce the spread of the virus, including implementing social distancing at its cultivation facilities, manufacturing facilities and dispensaries, enhancing cleaning protocols and encouraging employees to practice preventive measures recommended by governments and health officials.

Due to the uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 may have on the business and financial position. In addition, the estimates in the Company’s condensed interim consolidated financial statements may possibly change in the near term as a result of COVID-19 and the effect of any such changes could be material, which has and could continue to result in impairment of long- lived assets including intangibles and goodwill. Management is closely monitoring the impact of the pandemic on all aspects of its business.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

3.	BASIS OF PRESENTATION

a)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standards (“IAS”) 34 – Interim Financial Reporting and do not include all information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021. These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The condensed interim consolidated financial statements do not include all the information and disclosures required in the annual audited consolidated financial statements. Accordingly, these condensed interim consolidated financial statements for the three months ended March 31, 2022 and 2021 should be read together with the annual consolidated financial statements for the year ended December 31, 2021 and 2020.

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the condensed interim consolidated financial statements for the three months ended March 31, 2022. These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on August 1, 2022.

b)	Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for biological assets and certain financial instruments classified as fair value through profit or loss, which are measured at fair value, as detailed in Note 21. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Basis of Consolidation

The condensed interim consolidated financial statements for the three months ended March 31, 2022 and 2021 include the accounts of the Company and its wholly-owned subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. All inter- company transactions, balances, income and expenses eliminated in full upon consolidation. These condensed interim consolidated financial statements include the accounts of the following active entities:

Name of Subsidiary	Jurisdiction	Percentage Ownership	Percentage Ownership
		2022	2021
MichiCann Medical Inc.	Ontario, Canada	100%	100%
1251881 B.C. Ltd.	British Columbia, Canada	100%	100%
Mid-American Growers, Inc.	Delaware, USA	100%	100%
Mid-American Cultivation LLC	Illinois, USA	100%	100%

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

RWB Shelby, Inc.	Illinois, USA	100%	100%
Real World Business Integration LLC	Illinois, USA	100%	100%
RWB Michigan, LLC	Michigan, USA	100%	100%
RWB Platinum Vape Inc.	California, USA	100%	100%
Vista Prime Management, LLC	California, USA	100%	100%
GC Ventures 2, LLC	Michigan, USA	100%	100%
RWB Licensing Inc.	British Columbia, Canada	100%	100%
RWB Freedom Flower, LLC	Illinois, USA	100%	100%
RWB Illinois, Inc.	Delaware, USA	100%	100%
Vista Prime 3, Inc.	California, USA	100%	100%
PV CBD LLC	California, USA	100%	100%
Vista Prime 2, Inc.	California, USA	100%	100%
Royalty USA Corp.	Delaware, USA	100%	100%
RLTY Beverage 1 LLC	Delaware, USA	100%	100%
RLTY Development MA 1 LLC	Delaware, USA	100%	100%
RLTY Development Orange LLC	Massachusetts, USA	100%	100%
RLTY Development Springfield LLC	Massachusetts, USA	100%	100%
Red White & Bloom Florida, Inc.	Florida, USA	77%	77%
RWB Florida LLC	Florida, USA	77%	77%
PharmaCo, Inc.	Michigan, USA	100%	-

d)	Functional and Presentation Currency

The Company’s presentation currency, as determined by management, is the Canadian dollar. Management has determined that the functional currency of its parent and Canadian subsidiaries is the Canadian dollar and the functional currency of its United States subsidiaries is the United States dollar. These condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise specified.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

4.	SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended December 31, 2021, as described in Note 4 of those annual audited consolidated financial statements.

Accounting Policies Adopted in the Current Period

During the three months ended March 31, 2022, the Company adopted Classification of Liabilities as Current or Non-Current (Amendments to IAS 1), which clarifies the guidance on whether a liability should be classified as either current or non-current.

The amendments:

•  clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period";

•  clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•  make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment was effective for annual periods beginning on or after January 1, 2022 and the adoption of this amendment did not have a material impact on the Company's condensed interim consolidated financial statements.

5.	REVERSE TAKEOVER

On April 24, 2020, Tidal and MichiCann entered into a business combination agreement (the “Combination Agreement”). The Combination Agreement was structured as a three-cornered amalgamation whereby MichiCann was combined with a newly incorporated subsidiary of Tidal, forming the Company. The amalgamation resulted in all the issued and outstanding shares of Tidal and MichiCann being exchanged for common shares and convertible series II preferred shares of the Company as described in Note 1.

The amalgamation was considered a reverse takeover ("RTO") as the legal acquiree’s (Tidal) former shareholders control the consolidated entity after completion of the amalgamation. Consequently, the legal acquiree (MichiCann) is the accounting acquirer and the historical financial results presented in these condensed interim consolidated financial statements are those of MichiCann.

At the time of the amalgamation, Tidal’s assets consisted primarily of cash and receivables and it did not have any inputs and processes capable of generating outputs; therefore, Tidal did not meet the definition of a business. Accordingly, as Tidal did not qualify as a business in accordance with IFRS 3 Business Combinations, the amalgamation did not constitute a business combination; however, by analogy it has been accounted for as a reverse takeover. Therefore, MichiCann, the legal subsidiary, has been treated as the accounting acquirer, and Tidal, the legal parent, has been treated as the accounting acquiree.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Upon completion of the amalgamation 375,431,661 Tidal common shares and 50,900,000 Tidal preferred shares were consolidated into 23,464,462 common shares and 3,181,250 convertible series I preferred shares of the Company on the basis of one post-consolidated share for every sixteen pre-consolidation shares. The consideration relating to the deemed shares issued in the reverse acquisition was based on the fair value of common shares of $27,031,042 was based on the market price of $1.152 per share of Tidal on April 24, 2020 and fair value of convertible series I preferred shares of $5,637,175, was estimated using the option pricing model with the following assumptions.

Volatility	80%
Risk-free rate	0.319%
Time to liquidation in years	2.0

In addition, exchanged on the reverse takeover 1,186,711 Tidal common share purchase warrants and 1,799,110 Tidal stock options were fair valued on the acquisition date using a Black-Scholes option pricing model and included in the consideration paid by the Company.

The Company used Black-Scholes option pricing model to determine the fair value of the warrants and stock options with the following weighted average assumptions:

Expected life in years	2.38
Volatility	80%
Risk-free rate	0.39%
Share price	$1.152
Dividend yield	0.00%

In connection with the amalgamation, the Company issued 7,381,000 common shares and 7,381,000 convertible series II preferred shares to a finder. The fair value of these common shares amounting to $8,502,900 was determined based on the market price of $1.152 per share of Tidal on April 24, 2020 and fair value of convertible series II preferred shares of $13,204,609, was estimated using the option pricing model with the following assumptions.

Volatility	80%
Risk-free rate	0.319%
Time to liquidation in years	2.0

As the acquisition was not considered a business combination, the excess of consideration paid over the net assets acquired together with any transaction costs incurred for the amalgamation is expensed as a listing expense in accordance with IFRS 2 Share-Based Payments.

Consideration paid:
Common shares deemed issued	$27,031,042
Preferred shares deemed issued	5,637,175
Finder's fee - common shares	8,502,900
Finder's fee - preferred shares	13,204,609
Fair value of warrants	303,749
Fair value of stock options	486,518
$55,165,993

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Net identifiable assets acquired:
Cash and cash equivalents	$1,822,156
Accounts receivable	2,229
Prepaid expenses	794,538
Promissory note receivable	4,169,009
Right-of-use asset	91,402
Convertible loan receivable	17,597,600
Accounts payable	(898,303)
Lease liability	(118,119)
$23,460,512
Listing expense	$31,705,481

Convertible loan receivable consists of an amount receivable by Tidal Royalty Corp. from MichiCann Medical Inc. with a fair value of $17,597,600 on the date the amalgamation was effectively settled (Note 16).

Promissory note receivables were issued to TDMA LLC. During the year ended December 31, 2019, Tidal entered into a definitive Membership Interest Purchase Agreement (the “MIPA”) with TDMA LLC to acquire all of the issued and outstanding equity in TDMA Orange, LLC, a wholly owned subsidiary of TDMA LLC. Pursuant to the terms of the MIPA, Tidal obtains 100% interest in two cultivation licenses and a processing license in the county of Orange, in the Commonwealth of Massachusetts. As consideration, Tidal will forgive the promissory notes including accrued interest. These promissory notes were interest-bearing at 10% per annum and were measured at fair value. The fair value of TDMA loan was estimated using the Discount Cashflow method with following assumptions:

Risk adjusted rate - April 24, 2020	18.31% - 18.57%
Risk adjusted rate - December 31, 2020	18.67% - 18.95%

6.	ACQUISITION

During the three months period ended March 31, 2022, the Company completed the following acquisition. Acquisition of Pharmaco, Inc.

On February 7, 2022, the Company, through its wholly-owned subsidiary, RWB Michigan, LLC, (RWB Michigan) completed the acquisition of all of the issued and outstanding common shares of Pharmaco, Inc. (the "PharmaCo Acquisition"). Pharmaco is licensed to operate medical marijuana dispensaries and cultivation facilities in the state of Michigan. The Pharmaco Acquisition also includes the sale of eight fully operating dispensaries, two operational indoor cultivation facilities and twenty owned properties for potential additional cultivation and dispensary locations in the state of Michigan.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

In accordance with the Company’s accounting policies and IFRS, the measurement period for the PharmaCo Acquisition shall not exceed one year from acquisition date. Accordingly, the accounting for the PharmaCo Acquisition has only been provisionally determined as at February 7, 2022 and March 31, 2022. The following table summarizes the value of consideration paid on the acquisition date and the provisional allocation of the purchase price to the assets and liabilities acquired based on available information. The Company has yet to determine the fair value of the consideration, assets, and liabilities acquired as part of the PharmaCo Acquisition. Once this has been determined, the provisional allocation values may change. These changes may be material.

The Company's consideration for the PharmaCo Acquisition was as follows:

1.	Issuance of 37 million Units of RWB Capital; each Unit consists of one common share and one series II convertible preferred share in the capital of RWB; The Units were issued at a deemed price of CDN $1.04 per Unit.

2.	Each Series II Preferred Share shall be convertible, in accordance with the formula as set out in the terms in RWB’s articles, at any time or times before April 24, 2022; and

3.	RWB converted $30 million of previously advanced loans to PharmaCo into preferred shares in PharmaCo issued to RWB Michigan immediately prior to closing which upon issuance RWB Michigan will hold 100% of the ownership of PharmaCo.

The Pharmaco Acquisition was accounted for as a business combination in accordance with IFRS 3. The following table summarizes the fair value of consideration paid and the allocation of the purchase price to the assets acquired and liabilities assumed:

Consideration paid:
Fair value of call/put option	$146,774,493
37,000,0000 share Units	38,480,000
Investment in PharmaCo preferred shares	38,001,000
$223,255,493
Net identifiable assets acquired:
Cash	$747,226
Accounts receivable	1,159,131
Inventory	5,110,274
Biological assets	579,004
Prepaid expenses	985,202
Other assets	12,092,756
Property, plant and equipment	47,184,451
Right-of-use assets	5,053,167
License	10,133,600
Current liabilities	(61,249,959)
Lease obligation	(5,264,804)
Goodwill	206,725,445
$223,255,493

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Revenue and net loss for the period ended March 31, 2022, of the acquiree after the acquisition date, as recorded in the condensed interim consolidated statements of loss and comprehensive loss from February 8, 2022 to March 31, 2022 amounted to $10,734,753 and $1,431,494, respectively. If this transaction had closed on January 1, 2022, the Company estimates it would have recorded revenue of $18,579,379 and a net loss of $2,477,586, resulting in an increase in revenue of $7,844,627 and an increase in net loss of $1,046,092 for the three-month period ended March 31, 2022.

During the year ended December 31, 2021, the Company completed the following acquisitions:

Acquisition of Acreage Florida, Inc.

On April 27, 2021, the Company, through its wholly-owned subsidiary, RWB Florida, LLC, completed the acquisition of all of the issued and outstanding common shares of Acreage Florida, Inc. (the "Florida Acquisition"). Subsequent to the Florida Acquisition, Acreage Florida Inc. changed its name to Red White and Bloom Florida, Inc. (“RWB Florida”). RWB Florida is licensed to operate medical marijuana dispensaries, a processing facility, and cultivation facilities in the state of Florida. The Florida Acquisition also includes the sale of property, an administrative office building and 8 leased stores in prime locations throughout the state of Florida.

The Company's consideration for the Florida Acquisition was as follows:

1.	Aggregate cash consideration of $31,005,829 (US $25,000,000);

2.	5,950,971 common shares of the Company, subject to a 12 month lock-up agreement pursuant to which one-sixth of the common shares will be released each month commencing six-months post-closing;

3.	A 13-month secured promissory note in the principal amount of $22,225,631 (US $18,000,000) bearing interest at 8% per annum; and

4.	A 7-month secured promissory note in the principal amount of $12,347,573 (US $10,000,000) bearing interest at 8% per annum.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The Florida Acquisition was accounted for as a business combination in accordance with IFRS 3. The following table summarizes the fair value of consideration paid and the allocation of the purchase price to the assets acquired and liabilities assumed:

Consideration paid:
Cash	$31,005,829
5,950,971 common shares	8,747,927
Secured promissory notes	34,573,204
$74,326,960
Net identifiable assets acquired:
Cash	$344,657
Inventory	379,847
Biological assets	641,633
Prepaid expenses	132,459
Other assets	219,453
Property, plant and equipment	12,213,013
Right-of-use assets	18,126,916
License	49,326,731
Current liabilities	(299,137)
Lease obligation	(18,126,916)
Goodwill	11,368,304
$74,326,960

Revenue and income for the fiscal year ended December 31, 2021, of the acquiree after the acquisition date, as recorded in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021 amounted to $1,136,061 and $73,651, respectively. If this transaction had closed on January 1, 2021, the Company estimates it would have recorded revenue of $1,678,587 and a net loss of $108,522, resulting in an increase in revenue of $542,526 and an increase in net loss of $35,171 for the year ended December 31, 2021.

Subsequent to the Florida Acquisition, RWB Florida raising funds by:

-	issuing 4.00% of its membership units for a total cash consideration $3,720,900 (US $3,000,000); and

-	issuing 18.84% membership units for cash consideration of $14,659,287 (US $12,067,209);

In connection with the issuance of membership units and convertible debentures (Note 16), RWB Florida incurred total financing costs of $1,574,000. Accordingly, $590,296 of this amount of was classified as a reduction of the non-controlling interest amount.

As at December 31, 2021, the total non-controlling interest of RWB Florida was 22.84%. During the three months ended March 31, 2022, $(331,404) of the loss from RWB Florida was attributable to non-controlling interests.

The total non-controlling interest as at December 31, 2021 amounted to $ 18,062,258. The total non-controlling interest as at March 31, 2022 amounted to $ 17,730,854.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Apopka, Florida

On August 4, 2021, the Company closed on the acquisition of a 45,000 square foot greenhouse situated on 4.7 acres of land in Apopka, Florida for a purchase consideration of

a)	US $750,000 cash paid on closing;

b)  US $125,000 in the form of a promissory note payable in 5 monthly installments commencing 30 days post-closing; and

c)	Issuance of 1,010,656 common shares of the Company at a price of CDN $1.04 for total consideration of $1,051,082.

This transaction did not meet the definition of business under IFRS 3. Accordingly, it has been recorded as an asset purchase. The consideration paid was allocated to land in the amount of $601,057 and building in the amount of $1,791,703.

During the year ended December 31, 2020, the Company completed the following acquisitions.

Mid-American Growers, Inc.

On January 10, 2020, the Company acquired 100% of the issued and outstanding shares of Mid-American Growers, Inc. (“MAG”). MAG is a company that cultivates and sells hemp-based products throughout North America. Under the terms of the agreement, the Company paid $31,249,391 in cash and issued rights to receive 17,133,600 common shares of MichiCann with a fair value of $44,984,267.

Immediately prior to the RTO on April 24, 2020, 17,133,600 common shares of MichiCann were issued to sellers of MAG, and the 17,133,600 MichiCann shares were converted to 17,133,600 common shares of the Company and 17,133,600 convertible series II preferred shares of the Company (Note 5). 17,133,600 common shares 17,133,600 convertible series II preferred shares were escrowed, and the common shares and convertible series II preferred shares are released as follows: 1,199,352 common shares and 1,199,352 convertible series II preferred shares every month for fourteen months starting on the date that is year following the RTO and 342,669 common shares and 342,669 convertible series II preferred shares on December 24, 2021.

The fair value of rights to receive common shares was estimated using option pricing model. Key inputs and assumptions used in the valuation methods as of the acquisition date were as follows:

Share price	$2.950
Volatility	85%
Discount for lack of marketability	11%

Included in the agreement is a milestone payment of 2,640,000 common shares of the Company should the MAG sellers reasonably assist the Company in receiving a commercial cultivation license for its facility in Illinois (the “Milestone Event”). There is an additional milestone payment of USD $5,000,0000 should the Milestone Event be completed during calendar year 2020. Concurrently, the Company entered an earn-out agreement with the sellers of MAG whereby the Company will pay a 23% commission on hemp product sales during the period of April 1, 2020 to March 31, 2021. This has been accounted for as a payment for post-combination services and was not added to the purchase price. Based on the actual results, the Company has determined that no earn-out amount is payable by the Company.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Concurrent with the closing of the MAG acquisition, MichiCann’s wholly owned subsidiary, RWB Illinois, Inc. acquired an additional 142 acres of land located in Illinois, together with the buildings, plant facilities, structures, building systems fixtures and improvements located thereon and related personal property and intangibles (together with the MAG owned property, the “Illinois Facility”) for USD $2,000,000 pursuant to a real estate purchase agreement made and entered into as of January 10, 2020 between RWB, VW Properties LLC, as seller, and each of the MAG Sellers. The USD $2,000,000 paid to purchase the additional land has been included in the consideration to acquire the issued and outstanding shares of MAG. A pre-existing relationship consisting of an amount receivable by the Company from MAG with a fair value of $1,459,218 on the date of acquisition was effectively settled.

The acquisition of MAG was accounted for as a business combination because the acquisition met requirements under IFRS 3. The consideration and net identifiable assets acquired were recorded in the accounts of the Company at its fair values as follows:

Consideration paid:
Cash paid upon closing	$20,644,291
Cash paid in 2019	10,605,100
Rights to common shares	44,984,267
Settlement of pre-existing relationship	1,459,218
$77,692,876
Net identifiable assets acquired:
Cash and cash equivalents	$162,204
Accounts receivable	58,470
Inventory	4,395,361
Biological assets	26,842
Property, plant and equipment	94,197,701
Goodwill	6,083,036
Accounts payable	(1,539,657)
Other payable	(656,900)
Deferred tax liability	(25,034,181)
$77,692,876

If this transaction had closed on January 1, 2020, the Company's revenue for the year ended December 31, 2020 would have increased by $11,557, and net loss for the year would have increased by $342,610. Consolidated revenue and income for the year, of the acquiree after the acquisition date, as recorded in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2020 is $4,071,820 and $12,505,267, respectively.

The settlement of a pre-existing relationship consists of an amount receivable by the Company from MAG with a fair value of $1,459,218 on the date of acquisition.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

1251881 B.C. Ltd.

On June 10, 2020, the Company acquired 100% of the issued and outstanding shares of 1251881 B.C. Ltd. Under the terms of the agreement, the Company issued 13,500,000 common shares and 4,500,000 special warrants as a consideration. The special warrants are automatically convertible into 4,500,000 common shares of the Company should the volume weighted average price of the Company’s common shares be less than $1.50 for the first 180 days following the acquisition date. In connection with the acquisition, the Company issued 1,800,000 common shares to a finder. On December 15, 2020, all special warrants were converted into common shares for the finder's fee.

The fair value of special warrants amounting to $4,995,000 was based on the market price of $1.11 per common share of the Company as of the acquisition date. The fair value of finder's fee amounting to $1,998,000 was based on the market price of $1.11 per share as of the acquisition date.

The fair value of 13,500,000 common shares amounting to $34,907,000 was determined as a reference to the fair value of net assets acquired in accordance with IFRS 2 requirements.

At the time of the acquisition, 1251881 B.C. Ltd.’s assets consisted solely of intangible assets and it did not have any processes capable of generating outputs; therefore 1251881 B.C. Ltd. did not meet the definition of a business under IFRS 3 and the acquisition was accounted for as an asset acquisition. The consideration paid and net identifiable assets acquired were recorded in the accounts of the Company at its fair value determined as follows:

Consideration paid:
Common shares issued	$34,907,000
Common shares - Finder's fee	1,998,000
Fair value of special warrants issued	4,995,000
$41,900,000
Net identifiable assets acquired:
Intangible assets	$101,887,000
License Liability	(59,987,000)
$41,900,000

Immediately prior to the acquisition, 1251881 B.C Ltd. entered into (i) a retail license agreement with High Times Retail Licensing, LLC (”HT”) whereby 1251881 B.C. Ltd was granted the right-to-use certain intellectual property associated with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise in the States of Michigan, Illinois and Florida; and (ii) a product licensing agreement with HT whereby 1251881 B.C. Ltd. was granted an exclusive license to use certain intellectual property related to the commercialization of cannabis products in Michigan, Illinois and Florida and CBD products nationally carrying HT brands.

During the year ended December 31, 2021, HT failed to deliver on its obligations to deliver the licensed property in each state they were granted and further failed to perform under the agreements entered into by the Company. As a result, the Company recorded an impairment on the associated intangible assets in the amount of $72,242,048 and reduction of the associated liability in the amount of $53,840,877. This has been presented as a loss on licensing agreement, net in the amount of $18,401,571 on the consolidated statements of loss and comprehensive loss.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Platinum Vape LLC

On September 14, 2020, a wholly-owned subsidiary of the Company acquired all of the issued and outstanding equity interest of Platinum Vape LLC (“Platinum Vape” or “PV”) in a cash and convertible note payable amounting to USD $35,000,000, comprised of USD $7,000,000 in cash paid at closing, a further USD $13,000,000 in cash payable 120 days after closing and USD $15,000,000 convertible promissory note payable on the third anniversary of closing, which may be converted into Company stock only after 12 months. Concurrently, the Company entered an earn-out agreement with the sellers of PV whereby the Company will pay cash or common shares of the Company with equivalent value of USD $25,000,000 payable based on achievement of the following milestones during the 12-month period immediately following the closing:

•	USD $7,500,000 paid on PV achieving revenue of USD $80,000,000 and maintain 15% earnings before interest and taxes;

•	USD $7,500,000 paid on PV achieving revenue of USD $90,000,000 and maintain 15% earnings before interest and taxes; and

•	USD $10,000,000 paid on PV achieving revenue of USD $100,000,000 and maintain 15% earnings before interest and taxes.

During the year ended December 31, 2020, this earn-out amount was accounted for as a payment for post- combination services and was not added to the purchase price. The earn-out expense during the year ended December 31, 2020 amounted to $9,805,500.

During the year ended December 31, 2021, the earn-out amount was no-longer considered payable. Accordingly, an earn-out recovery in the amount of $9,401,250 was recorded in the consolidated statements of operations and comprehensive loss.

The acquisition of PV was accounted for as a business combination because the acquisition met requirements under IFRS 3. The consideration and net identifiable assets acquired were recorded in the accounts of the Company at its fair value as follows:

Consideration paid:
Cash paid on closing	$9,222,500
Present value of cash payable 120 days after closing	16,655,835
Cash to be paid in one year	19,511,124
Convertible promissory note	17,219,398
$62,608,857
Net identifiable assets acquired:
Cash and cash equivalents	$1,745,431
Accounts receivable	4,188,780
Prepaid expenses	400,520
Inventory	3,184,355
Property, plant and equipment	319,876
Right-of-use	475,396
Licenses	29,907,250
Brand	33,991,500
Goodwill	281,172
Accounts payable	(2,416,543)
Lease liability	(475,122)
Loan	(30,628)
Deferred tax liability	(8,963,130)
$62,608,857

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The cash payable 120 days after closing was paid on the January 12, 2021.

If this transaction had closed on January 1, 2020, the Company's revenue for the year ended December 31, 2020 would have increased by $14,093,729, and net loss for the year would have decreased by $6,804,672. Consolidated revenue and income for the year, of the acquiree after the acquisition date, as recorded in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2020 is $19,266,708 and $6,804,672, respectively.

7.	ACCOUNTS RECEIVABLE

The Company’s accounts receivable as at March 31, 2022 and 2021 consists of the following:

	March 31, 2022	December 31, 2021
Trade receivables	$6,056,297	$4,906,864
Sales tax receivable	336,812	279,082
Other receivable	244,834	237,740
Provision for sales returns and allowances	(1,682,644)	(599,990)
	$4,955,299	$4,823,696

Sales tax receivable represents excess of input tax credits on purchased goods or services received over sales tax collected on the taxable sales in Canada.

	March 31, 2022	December 31, 2021
Current	$2,141,598	$3,262,124
1-30 Days	2,309,021	532,195
31-60 Days	176,763	186,992
61-90 Days	105,792	336,770
91 Days and over	1,323,124	588,783
Total trade receivables	$6,056,297	$4,906,864

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

8.	BIOLOGICAL ASSETS

The Company’s biological assets consist of 7,595 plants growing as at March 31, 2022 and 10,864 plants as at December 31, 2021. The continuity of biological assets is as follows:

	March 31, 2022	December 31, 2021
Carrying amount, beginning of period	$5,523,061	$—
Acquired from PharmaCo acquisition	571,188	—
Capitalized cost	2,190,145	—
Fair value adjustment	3,436,803	—
Transferred to inventory	(6,744,394)	—
Acquired from Acreage acquisition	—	641,168
Capitalized cost	—	4,000,190
Fair value adjustment	—	3,972,360
Transferred to inventory	—	(3,090,657)
Carrying value, end of year	$4,976,803	$5,523,061

Fair Value Measurement Disclosure

The Company measures its biological assets at their fair value less costs to sell. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

•	Selling price – calculated as the weighted average historical selling price for all strains of cannabis sold by the Company, which is expected to approximate future selling prices

•	Stage of growth – represents the weighted average number of weeks out of the 15 weeks growing cycle that biological assets have reached as of the measurement date

•	Yield by plant – represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant

•	Attrition – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested

•	Post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post harvest, consisting of the cost of direct and indirect materials and labour related to labeling and packaging

Sensitivity Analysis

Significant unobservable assumptions used in the valuation of biological assets, including the sensitivities on changes in these assumptions and their effect on the fair value of biological assets, are as follows:

	Weighted average assumption	10% Change of inputs
Selling price per gram	$7.22	$7.94
Yield by plant	159.72	175.69
Attrition	16.50%	18.15%
Post-harvest costs ($/gram)	$1.95	$2.14

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

As a plant matures the likelihood of wastage declines. As a result, attrition estimates were relatively low in the periods. However, due to the onset of COVID-19, a restricted labour pool forced the Company to prioritize higher margin crops while leaving less profitable plants to die.

9.	INVENTORY

The Company’s inventory as at March 31, 2022 and 2021 consists of the following:

	March 31, 2022	Dec 31, 2021
Hemp finished goods	$—	$—
Cannabis and CBD derivative finished goods	7,918,311	3,710,344
Cannabis and CBD derivative work-in-process	3,648,036	1,970,185
Raw materials	4,787,579	206,126
Consumables and non-cannabis merchandise	329,621	105,084
	$16,683,547	$5,991,739

During the three months ended March 31, 2022, the total inventory expensed through cost of sales was $6,630,699 (2021 - $4,469,960).

10.	ASSETS HELD FOR SALE

On December 29, 2021, the Company entered into a letter of intent for the sale of the Company’s facility located at 14240 Greenhouse Avenue in Granville, Illinois, USA (the “Granville Facility”) for a price of USD $44,500,000 (the “Granville Transaction”).

Accordingly, the Granville Facility has been recorded as assets held for sale and has been written down from its carrying value of $80,023,986 (USD $63,739,746) to its fair value less costs to sell for a total consideration of $54,232,640 December 31, 2021 - $55,022,520) (USD $43,400,000 representing a sales price of USD $44,500,000 less selling costs of USD $1,100,000) as at March 31, 2022. The difference has been recorded as an impairment charge during the year ended December 31, 2021.

The Granville Transaction was completed on April 14, 2022. As a result of this disposition, the Company reclassified Mid-American Growers Inc. ("MAG") as discontinued operations. See Note 27 with respect to MAGs revenue, expenses and cash-flows for the three months ended March 31, 2022 and 2021.

The assets held for sale transactions during the year ended December 31, 2021 are as follows:

Balance at December 31, 2020	$—
Reclassification from property and equipment (Note 11)	81,334,086
Impairment	(26,020,708)
Currency translation adjustment	(290,858)
Balance at December 31, 2021	$55,022,520
Currency translation adjustment	(789,880)
Balance at March 31, 2022	$54,232,640

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

11.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net as at March 31, 2022 and December 31, 2021 consists of the following:

	Land	Building and Improvements	Machinery and equipment	Total
Cost
Balance, December 31, 2020	$2,879,315	$76,590,398	$12,641,498	$92,111,211
Acquired from Acreage	434,082	9,152,835	2,626,096	12,213,013
Acquired from Apopka	167,493	2,225,267	—	2,392,760
Additions	1,207,146	1,619,166	7,149,605	9,975,917
Reclassified as assets held for sale
(Note 10)	(2,867,103)	(76,605,642)	(12,663,438)	(92,136,183)
Translation adjustment	(20,672)	78,251	900,592	958,171
Balance, December 31, 2021	$1,800,261	$13,060,275	$10,654,353	$25,514,889
Acquired from PharmaCo	—	45,161,242	1,045,362	46,206,604
Additions	—	182,038	769,239	951,277
Balance, March 31, 2022	$1,800,261	$58,403,555	$12,468,954	$72,672,770
Accumulated depreciation
Balances, December 31, 2020	$—	$4,003,716	$1,395,440	$5,399,156
Depreciation	—	4,237,999	2,181,769	6,419,768
Reclassified as assets held for sale
(Note 10)	—	(8,080,855)	(2,721,242)	(10,802,097)
Translation adjustment	—	388,906	(283,319)	105,587
Balances, December 31, 2021	$—	$549,766	$572,648	$1,122,414
Depreciation	—	322,843	707,479	1,030,322
Balances, March 31, 2022	$—	$1,319,005	$1,280,127	$2,152,736
Balances, December 31, 2021	$1,800,261	$12,510,509	$10,081,705	$24,392,475
Balances, March 31, 2022	$1,800,261	$57,084,550	$11,188,827	$70,520,034

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

12.	RIGHT-OF-USE ASSETS

$
Balance, December 31, 2020	392,188
Acquired from RWB Florida	18,126,916
Additions	805,840
Depreciation for the year	(1,075,322)
Foreign exchange translation	438,635
Balance, December 31, 2021	18,688,257
Acquired from PharmaCo	5,053,167
Depreciation for the period	(456,912)
Foreign exchange translation	(336,499)
Balance, March 31, 2022	22,948,013

13.	LOANS RECEIVABLE

Loans receivable as at March 31, 2022 and December 31, 2021 consist of the following:

	March 31, 2022	December 31, 2021
Advances to PharmaCo Inc.	—	$18,501,780
Promissory note receivable from PharmaCo Inc.	—	32,627,616
Total	—	$51,129,396

Advances to PharmaCo Inc.

The loan receivable balance amounted to $4,810,000 as at December 31, 2018. During the year ended December 31, 2019, PharmaCo paid $428,671 to the Company. The loan receivable balance was amounting to $4,381,329 as at December 31, 2019.

During the year ended December 31, 2020, the Company issued 2,339,200 units consisting of one common share and one convertible series II preferred share to a third-party to pay for $5,848,000 owed by PharmaCo to its related party. The amount of $5,848,000 has been recorded as a loan receivable from PharmaCo. The loan receivable is interest-free and does not have fixed terms of repayment. During the year ended December 31, 2020, the Company advanced additional $854,949 to PharmaCo. The Company advanced a further $2,535,600 during the year ended December 31, 2021.

During the three months ended March 31, 2022, the Company acquired all of the issued and outstanding shares of PharmaCo. As a result, the outstanding balance was eliminated upon consolidation.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Promissory note receivable from PharmaCo Inc.

On June 7, 2019, the Company entered a Promissory Note Agreement (“Promissory Note”) with PharmaCo. Under the terms of this agreement, the Company advanced a principal amount of $30,648,517. The Promissory Note is non-interest bearing, unsecured, and matured on January 2, 2020. On January 2, 2020, the Company agreed to extend the Promissory Note with PharmaCo until January 22, 2021. On January 2, 2021, the Company agreed to extend the Promissory Note with PharmaCo until January 22, 2022.

On January 2, 2020, the Company advanced a principal amount of $1,979,099. The Promissory Note is non- interest bearing, unsecured, and matures on January 22, 2021. The funds advanced under the Promissory Note were received from the Bridging Finance Inc. on which date under the credit facility (Note 17). On January 22, 2021, the Company agreed to extend the Promissory Note with PharmaCo until January 22, 2022.

During the three months ended March 31, 2022, the Company acquired all of the issued and outstanding shares of PharmaCo. As a result, the outstanding balance was eliminated upon consolidation.

14.	CALL/PUT OPTION

On January 4, 2019, MichiCann entered into a call/put option agreement (the “Call/Put Option Agreement”) with PharmaCo Inc. (“PharmaCo”) and its shareholders (“PharmaCo Shareholders”) pursuant to which the PharmaCo Shareholders granted MichiCann the call right to acquire 100% of the issued and outstanding shares of PharmaCo from the PharmaCo shareholders, and MichiCann granted all of the PharmaCo Shareholders the put right to sell 100% of the issued and outstanding shares of PharmaCo to MichiCann, in exchange for the issuance of 37,000,000 MichiCann common shares in aggregate (subject to standard anti- dilution protections) subject to all state and local regulatory approvals including the approval of the Medical Marihuana Licensing Board and/or the Bureau of Medical Marihuana Regulation within the Department of Licensing and Regulatory Affairs (“LARA”) in the State of Michigan. Each PharmaCo shareholder shall have the right, but not the obligation, as its sole direction, to sell to MichiCann all, but not less than all, of the PharmaCo common shares held by it. 37,000,000 MichiCann common shares will be converted to 37,000,000 common shares and 37,000,000 convertible series II preferred shares of the Company in accordance with the terms outlined in the amalgamation transaction.

On January 4, 2019, MichiCann entered a Debenture Purchase Agreement with PharmaCo. Under the terms of this agreement, the MichiCann will advance a principal amount of up to USD $114,734,209. The principal amount of the Opco Debenture is convertible into common shares of PharmaCo at a conversion price equal to the then outstanding balance of the Opco Debenture divided by the total number of PharmaCo common shares then outstanding. As of December 31, 2019, MichiCann has advanced $48,502,029, plus $5,700,400 that was advanced during the year ended December 31, 2018, and was transferred to the OpCo Debenture in 2019. The OpCo Debenture earns interest at 8% per annum and is secured by all real and personal property and interests in the real and personal property of PharmaCo, whether now owned or subsequently acquired. The principal amount and accrued interest of the Opco Debenture outstanding is convertible at any time on or prior to the earlier of the business day immediately preceding: (i) the Maturity Date; and (ii) the date that is 30 days after the Company received LARA’s written approval of the application seeking permission to convert the Opco Debenture and own the common shares of PharmaCo. The OpCo Debenture including all accrued interest has a maturity date of January 4, 2023.

OpCo Debenture and call/put option are measured at fair value through profit or loss. OpCo Debenture and call/put option are presented as one financial instrument for a financial statements presentation purpose. The combined fair value of OpCo Debenture and call/put option as of December 31, 2019 was amounting to $55,967,351.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The fair value of the convertible debenture and the fair value of the call/put option are measured together as one instrument. The fair value of call/put option component was estimated using a Monte Carlo simulation valuation model. Key inputs and assumptions used for the valuations as of December 31, 2022 was follows:

December 31, 2021
Share Price	$1.21
Volatility - MichiCann	80%
Volatility - PharmaCo Inc.	290%
Risk-free rate	0.39% for 1.01 years
PharmaCo Inc. enterprise value	$154.3 mm

As at December 31, 2021, the combined fair value of the OpCo Debenture, accrued interest and call/put option was determined to be $146,774,493. During the year ended December 31, 2021, the Company recorded a gain on the revaluation of put/call option in the amount $32,054,789 in its consolidated statement of loss and comprehensive loss. During the year ended December 31, 2021, the Company recorded interest in the amount of $2,060,964 in the finance expenses, net, on the consolidated statement of loss and comprehensive loss.

As disclosed in Note 6, on February 8, 2022, the Company, through its wholly-owned subsidiary RWB Michigan, LLC, acquired all of the issued and outstanding shares of PharmaCo, Inc. The fair value of put/call option amounting to $146,774,493 was recorded as a part of the consideration paid for the acquisition. No interest income or gain on put/call option was recorded in the condensed interim consolidated statement of loss and comprehensive loss. During the three months ended March 31, 2021, the Company recorded a fair value loss of $42,492,860 in its condensed interim consolidated statement of loss and comprehensive loss.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

15.	INTANGIBLE ASSETS AND GOODWILL

Intangible assets as at March 31, 2022 and December 31, 2021 consist of the following:

	Platinum Vapes License	Platinum Vapes Brand	PharmaCo License	Massachusetts License	Florida License	Total
Cost
Balance, December 31, 2020	$28,901,640	$32,848,560	$—	$—	$—	61,750,200
Additions	—	—	—	4,985,209	49,326,731	54,311,940
Disposals	—	—	—	—	—	—
Impairment	—	—	—	—	—	—
Translation adjustment	(122,580)	(139,320)	—	—	1,093,675	831,775

Balance, December 31, 2021	$28,779,060	$32,709,240	—	$4,985,209	$50,420,406	$116,893,915
Additions	—	—	10,133,600	—	—	10,133,600
Disposals	—	—	—	—	—	—
Impairment	—	—	—	—	—	—
Translation adjustment	(413,140)	(469,560)	(136,800)	-71,566	-723,814	(1,814,880)

Balance, March 31, 2022	$28,365,920	$32,239,680	$9,996,800	$4,913,643	$49,696,592	$125,212,635

Balances, December 31, 2020	$—	$—	$—	$—	$—	—
Amortization	—	—	—	—	—	—
Disposals	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—

Balances, December 31, 2021	$—	$—	$—	$—	$—	—
Amortization	—	—	—	—	—	—
Disposals	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—

Balances, March 31, 2022	$—	$—	$—	$—	$—	—

Net Book Value
Balances, December 31, 2021	$28,779,060	$32,709,240	$—	$4,985,209	$50,420,406	116,893,915
Balances, March 31, 2022	$28,779,060	$32,709,240	$9,996,800	$4,985,209	$50,420,406	125,212,635

The Company has determined that the Platinum Vape License, Platinum Vape Brand, Massachusetts license and Florida License have indefinite lives.

During the year ended December 31, 2021, the Company obtained 100% interest in two cultivation licenses and a processing license in the county of Orange, in the Commonwealth of Massachusetts in exchange of these promissory notes and accrued interest totaling to $4,985,209. These licenses have been included in the intangible assets as at March 31, 2022 and December 31, 2021 as indefinite life intangible assets.

At the end of each reporting period, the Company assesses whether there were events or changes in circumstances that would indicate that a Cash Generating Unit (“CGU”) or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

PV Brand and License CGU - The Company’s PV Brand and License represents its operations including development, manufacturing, distribution and sale of cannabis products and accessories within the United States. This CGU is attributed to the Company’s license to operate in the Cannabis industry in the State of California, Michigan, and other states to which the Company is able to enter into its PV License. As a result of the impairment test, management concluded that the carrying value was lower than the recoverable amount and recorded no impairment

High Times Retail Licensing Agreement CGU - The Company’s High Times Retail Licensing agreement represents its right to use certain intellectual property associated with retail dispensary and local delivery services for cannabis products, cannabis accessories and merchandise in the states of Michigan, Illinois and Florida. As a result of the impairment test, management concluded that the carrying value was considered impaired in 2021.

High Times Product Licensing Agreement CGU - The Company’s High Times Retail Licensing agreement represents its right to use certain intellectual property related to the commercialization of cannabis products in Michigan, Illinois and Florida and CBD products nationally carrying HT brands. As a result of the impairment test, management concluded that the carrying value was considered impaired in 2021.

Goodwill arose from the acquisition of MAG, PV, Acreage and PharmaCo. Goodwill as of March 31, 2022 and 2021 was comprised of the following:

Balance, December 31, 2020	$6,206,068
Acquisition on Acreage	11,368,304
Impairment of MAG	(6,083,036)
Translation adjustment	399,592
Balance, December 31, 2021	$11,890,928
Acquisition of Pharmaco	206,725,445
Translation adjustment	(170,702)
Balance, March 31, 2022	$218,445,671

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

16.	CONVERTIBLE DEBENTURES

The Company's convertible debentures are comprised of the following:

	April Debentures	June Debentures
Proceeds from issuance of convertible debentures	$6,235,562	$25,117,892
Less: debt issuance costs	—	(983,704)
Net proceeds from issuance of convertible debentures	6,235,562	24,134,188
Amounts classified as an embedded derivative liability	(495,597)	(3,945,251)
Interest liability classified as a derivative liability	—	(2,935,299)
Amounts classified as convertible debentures at amortized cost	$5,739,965	$17,253,638
Interest accrued	342,763	1,360,055
Accretion of interest	62,477	881,637
Foreign exchange	81,264	295,921
Carrying value of convertible debentures, December 31, 2021	$6,226,469	$19,791,251
Interest accrued	124,885	587,923
Accretion of interest	29,713	449,011
Foreign exchange	(71,613)	(307,842)
Carrying value of convertible debentures, March 31, 2022	$6,309,454	$20,520,343

The convertible debentures balance as at March 31, 2022 amounted to $ 26,829,797 (December 31, 2021 - $26,017,720).

April 23, 2021 Convertible Debenture

On April 23, 2021, the Company closed a convertible debenture offering of unsecured convertible debenture units of the Company for gross proceeds of $6,235,562 (US $5,000,000) (the "April Debentures"). The April Debentures mature on April 23, 2024 and bear interest at 8% per annum, accrued monthly and payable at maturity. The outstanding principal amount of the April Debentures are convertible into common shares at a conversion price of USD $2.75 per common share of the Company. Upon conversion, the holder will not be entitled to receive accrued interest. The Company may prepay the April Debentures in cash on or subsequent to the first anniversary date.

The April Debentures were determined to be a compound instrument, comprising of a liability and embedded derivative liabilities consisting of a conversion feature and a prepayment option. The fair values of the embedded derivative liability components were measured using a binomial lattice methodology based on a Cox-Ross-Rubenstein approach.

The fair value of the derivative liability in connection with the April Debentures amounted to $495,597 on April 23, 2021. The fair value of the derivative liability in connection with the April Debentures amounted to $49,387 as at December 31, 2021 and March 31, 2022.

The following range of assumptions were used to value the embedded derivative liabilities during the year ended December 31, 2021 and three months ended March 31, 2022:

Share price	$0.42 - $1.56
Volatility	90 - 97%
Credit spread	6.80 - 7.55%
Instrument-specific spread	2.50% - 3.24%
Risk-free rate	0.32% - 0.83%
Term (in years)	2.32 - 3.00
Discount on lack of marketability	9.89% - 13%

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

June 4, 2021 Convertible Debenture

On June 4, 2021, the Company closed a convertible debenture offering of unsecured convertible debenture units of the Company for gross proceeds of $25,117,892 (US $20,112,015) (the "June Debentures"). The June Debentures mature on June 4, 2024 and bear interest at 8% per annum, accrued monthly and payable at maturity. The outstanding principal amount and accrued interest of the June Debentures are convertible into common shares at a conversion price of US $2.75 per common share of the Company. In connection with the June Debentures, the Company agreed to issue 753,385 common shares on the closing date and on the anniversary date and the second anniversary date, the Company shall issue common shares in an amount equal to 4% of the adjusted principal balance at the volume-weighted average trading price for a period of 15 trading days. The Company has the option to prepay the June Debentures in cash at or after the first-anniversary date. The Company has the option to prepay the June Debentures before the first-anniversary date by paying accrued interest as if no prepayment of principal was paid to the Company. In connection with the June Debentures, the Company incurred finders’ fees in the amount $983,704, which was capitalized against the June Debentures. $199,934 of this amount was included in interest expense during the year ended December 31, 2021.

The June Debentures were determined to be a compound instrument, comprising of a liability, embedded derivative liabilities consisting of a conversion feature and a prepayment option and a derivative liability related to additional interest payable in a variable number of shares. The fair values of the embedded derivative liability components comprising the conversion feature and a prepayment option were measured using a binomial lattice methodology based on a Cox-Ross-Rubenstein approach. The fair value of the derivative liability and derivative liability related to the additional shares payable on June 4, 2021 amounted to $3,945,251 and $2,935,299, respectively.

As at March 31, 2022 and December 31, 2021, the derivative asset in connection with the June Debentures amounted to $1,218,382.

The following range of assumptions were used to value the embedded derivative liability/asset during the year ended December 31, 2021 and three months ended March 31, 2022:

Share price	$0.42 - $1.56
Volatility	90 - 97%
Credit spread	6.80 - 7.55%
Instrument-specific spread	2.50% - 3.24%
Risk-free rate	0.32% - 0.83%
Term (in years)	2.32 - 3.00
Discount on lack of marketability	9.89% - 13%

Additional Interest Payable

The fair value of the derivative liability related to the additional interest payable in variable shares was measured using a Monte Carlo simulation based on modelling the stock price using a Geometric Brownian Motion.

As at March 31, 2022 and December 31, 2021, the derivative liability related to the additional shares payable amounted to $2,276,714.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The following range of assumptions were used to value this derivative liability:

Share price	$0.42 - $1.56
Volatility	90 - 97%
Risk-free rate	0.32% - 0.83%
Term (in years)	2.32 - 3.00
Discount on lack of marketability	9.89% - 13%

17.	CREDIT FACILITY

On June 4, 2019, Bridging Finance Inc. (the “Lender”) entered into a credit agreement (the “Credit Agreement”) with the Company and PharmaCo Inc. (“PharmaCo”) (collectively, the “Borrowers”) pursuant to which the Lender established a non-revolving credit facility (the “Facility”) for the Borrowers in a maximum principal amount of $36,610,075 (the “Facility Limit”). The purpose of the Facility was so that the Borrowers can purchase certain real estate and business assets in the state of Michigan, to make additional permitted acquisitions and for general corporate and operating purposes.

The obligations under the Facility were due and payable on the earlier of: (a) the termination date (being January 4, 2020); and (b) the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Credit Agreement).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a)  Interest at the prime rate plus 10.55% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

(b)	A work fee equal to $909,360 (the “Work Fee”) (paid by the Company).

The obligations under the Facility are secured by general security agreements on each Borrower, mortgages on certain owned real property of PharmaCo among other security obligations.

As the funds under the Facility (net of the Work Fee, commissions and other transaction expenses of the Lender) were advanced by the Lender directly to MichiCann, MichiCann in turn advanced the funds (net of MichiCann’s transaction expenses) to PharmaCo pursuant to a Promissory Note issued by PharmaCo to MichiCann in the principal amount of $30,648,547 (Note 13).

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, MichiCann (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG. The Amended Facility consisting of Non-revolving Facility A and Facility B. Non- revolving Facility A for USD$27,000,000 was used to pay the outstanding advances from the bridge financing of CAD$36,610,075. As a result, the old bridge financing facility balance was fully paid.

The obligations under the Amended Facility are due and payable on the earlier of:

(a)   the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

(b)  the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The Company exercised the right to extend the termination date on July 10, 2021, and January 10, 2022 became the revised maturity date. In January 2022, the Lender, through its receiver (PWC), agreed in principal to an amended maturity date subject to the completion of the sale of the MAG assets. The MAG assets were subsequently sold and closed on April 28, 2022, with approximately $51.7 million of the proceeds going towards repayment of the obligations to the Lender. The Company and the Lender have agreed to an extension to October 28, 2022, which definitive agreements are currently being finalized.

Therefore, the outstanding balance at March 31, 2022 has been treated as a current liability.

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

(a)   Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month;

(b)	A work fee equal to $1,492,500 during the year ended December 31, 2020; and

(c)	A work fee equal to $1,332,075 during the year ended December 31, 2021.

The work fee of $1,492,500 was recognized as transaction cost and offset against the debt. $817,462 of the total work fee was expensed in the year ended December 31, 2020, and $657,037 of the work fee was expensed in the year ended December 31, 2021.

The total interest recorded during the year ended March 31, 2022 was $2,002,407 (2021 - $7,922,884).

A continuity of the credit facility balance is as follows:

Balances, December 31, 2018	$—
Original credit agreement	36,610,075

Balances, December 31, 2019	$36,610,075
Repaid on January 10, 2020	$(36,610,075)
Amended credit agreement	65,490,910
Work fee recognized contra liability	(1,966,043)
Work fee expensed	1,291,005
Balances, December 31, 2020	$64,815,872
Work fee recognized as contra liability	(654,909)
Work fee expensed	1,311,946
Balances, December 31, 2021	$65,472,909
Accrued interest	2,002,407
Work fee expensed	—
Balances, March 31, 2022	$67,475,316

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

18.	LOANS PAYABLE

Current loans payables as at March 31, 2022 and 2021 are as follow:

	March 31, 2022	December 31, 2021
City of San Diego - Excise tax payment plan. Original amount of US $828,200 - 7% interest, monthly payment of US $82,820	$611,580	$734,994
Private loans - original loan of $7,329,616 interest bearing, principal due on demand	250,000	253,170
Payable to RGR Ltd. - original loan US $11,500,000 - 10%, principal and interest payable due on demand.	19,384,888	14,713,347
Payable to Oakengate investments - original loan USD $5,000,000 - 12%, principal and interest payable due on demand	6,877,815	6,877,815
Payable to RGR Ltd. - original loan USD $11,500,000 - 12%, principal and interest payable due on demand	3,377,268	3,377,268
Acreage acquisition 1 - original loan of $12,373,013 - 8% interest, principal and interest payable at maturity, due on November 28, 2021	—	594,650
Acreage acquisition 2 - original loan of $22,271,424 - 8% interest, principal and interest payable at maturity, due on May 31, 2022	24,660,481	24,065,831
Payable to Oakshire - original loan of $1,080,947 – non- interest bearing, no fixed payment terms	1,060,910	1,076,362
Mid-American Growers SBA loan 2 - original loan of $190,853 – 1% interest, principal and interest payable at maturity on April 6, 2022	179,094	183,557
Total	$56,402,036	$51,876,994

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Non-current loans payable as at December 31, 2021 and 2020 are as follow:

	March 31, 2022	December 31, 2021
Vista Prime Management Ford loan - original loan of $16,218 – 5.90% interest, repayable in monthly installments of principal and interest of $314, maturing on January 12, 2023	$—	$3,610
Vista Prime Management Ram loan - original loan of $26,872 – 6.10% interest, repayable in monthly installments of principal and interest of $670, maturing on	—	11,800
July 25, 2023
Payable to RGR Ltd. - original loan US $19,370,020 - 10%, principal and interest payable at maturity on January 31, 2023	25,022,136	25,022,136
Payable to DZ Investment. - original loan US $5,400,000 - 8%, principal and interest payable at maturity on September 14, 2023	6,533,344	6,533,344
Payable to SDZ Investment. - original loan US $5,400,000 - 8%, principal and interest payable at maturity on September 14, 2023	6,533,344	6,533,344
Total	$38,088,824	$38,104,234

All short-term and long term loans are unsecured and do not have any covenants.

19.	LEASE LIABILITIES

The Company's leases are comprised of leased premises and offices. The Company's lease liabilities as of March 31, 2022 were as follows:

Balance, January 1, 2020	$—
Acquired from PV	475,122
Interest expense	6,545
Lease payments	(75,008)
Foreign exchange	(14,190)
Balance, December 31, 2020	392,469
Acquired from PV	805,840
Acquisition of Acreage Florida	18,126,916
Interest expense	1,423,009
Lease payments	(1,980,266)
Foreign exchange	506,524
Balance, December 31, 2021	$19,274,492
Acquisition of PharmaCo	5,053,167
Interest expense	1,403,709
Lease payments	(1,469,706)
Foreign exchange	(218,669)
Balance, March 31, 2022	$24,042,993

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The following table presents the contractual undiscounted cash flows for lease obligations as at March 31, 2022:

Contractual undiscounted cashflows
Less than one year	2,250,146
One to five years	10,137,489
More than five years	32,940,780
Total undiscounted lease obligations	$45,328,415
Current portion	$1,932,455
Non-current portion	22,110,538
Total discounted lease obligations	$24,042,993

- The Company has a lease for manufacturing and distribution facility in San Diego, which expires on October 15, 2022. The lease was accounted for as a long-term lease, using an incremental borrowing rate of 6.00%.

-  The Company has a lease for manufacturing and distribution facility in Warren, which expires in June 2025. The lease was accounted for as a long-term lease, using an incremental borrowing rate of 10%.

-  The Company also has leases for retail stores in Florida, which have terms expiring between December 2024 to January 2040.

20.	SHARE CAPITAL

Authorized Share Capital

Unlimited number of common shares without par value.

Unlimited number of convertible series I preferred shares without par value, each share convertible into one common share by the holder, and non-voting.

Unlimited number of convertible series II preferred shares without par value, each share convertible into one common share by the holder. Upon conversion of series II preferred shares into common shares, preferred shareholders will receive equivalent number of common shares plus an additional 5% common shares for each twelve month period up to twenty-four months.

Common Shares

Transactions during the three months ended March 31, 2022

On February 8, 2022, the Company issued 37,000,000 Share Units to acquire 100% of the issued and outstanding shares of PharmaCo, Inc. at a price of $1.02 per Unit for total consideration of $38,480,000. Each Unit consists of one common share and one convertible series II preferred share. Further details in relation to the acquisition are described in Note 6.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

2021 Transactions

During the year ended December 31, 2021, the Company issued the following common shares, net of share issuance costs, as a result of acquisition of Acreage, the Apopka asset acquisition, conversion of convertible series II preferred shares, debt settlement, exercise of stock options, exercise of RSUs, exercise of warrants and finance charges.

	Number of shares	Share capital
Acquisition of Acreage	5,950,971	$8,747,927
Apopka asset acquisition	1,010,656	1,051,082
Conversion of convertible series II preferred shares	32,290,461	11,596,682
Debt settlement	7,022,312	3,259,469
Exercise of stock options	1,375,000	903,994
Exercise of RSU	3,529,145	3,186,970
Exercise of warrants	16,180,195	20,253,387
Finance charges	2,184,385	2,704,030
Total	69,543,125	$51,703,542

On April 28, 2021, the Company issued 5,950,971 common shares to acquire 100% of the issued and outstanding shares of Acreage Florida, Inc. at a price of $1.47 per share for total consideration of $8,747,927. Further details in relation to the acquisition are described in Note 6.

On August 4, 2021, the Company issued 1,010,656 common shares of the Company at a price of $1.04 per share for total consideration of $1,051,082 for the Apopka, Florida asset acquisition, as described in Note 6.

During the year ended December 31, 2021, the Company issued an aggregate of 32,290,461 common shares for the conversion of 30,246,040 convertible series II preferred shares. As a result of this exercise, $11,596,682 was transferred from convertible series II preferred shares to common shares.

During the year ended December 31, 2021, the Company issued 7,022,312 common shares at a weighted average price of $0.46 per common share for an aggregate value of $3,259,469 for the settlement of $5,248,419 of debt. The Company recognized gain of $1,988,950 on this settlement.

During the year ended December 31, 2021, the Company issued 1,375,000 common shares and 1,200,000 convertible series II preferred shares as a result of an exercise of 1,375,000 stock options for gross proceeds of $705,000. The weighted average exercise price of all stock options exercises amounted to $0.41 per common share. As a result of these stock option exercises, an aggregate of $1,078,319 was transferred from contributed surplus to common shares and convertible series II preferred shares.

During the year ended December 31, 2021, the Company issued 3,529,145 common shares pursuant to the exercise of RSUs. The value of these common shares amounted to $3,186,970.

During the year ended December 31, 2021, the Company issued 16,180,195 common shares pursuant to the exercise of warrants for gross proceeds of $15,781,652. As a result of this exercise, contributed surplus in the amount of $4,471,735 was transferred to common shares.

During the year ended December 31, 2021, the Company issued 2,184,385 common shares at a weighted average price of $1.24 per share for an aggregate amount of $2,704,030 related to debt. This amount was recorded as contra liability on the consolidated statements of loss and comprehensive loss.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

2020 Transactions

During the year ended December 31, 2020, the Company issued the following common shares, net of share issuance costs, as a result of acquisition of Mid-American growers, Bought deal, debenture repayment, debt settlement, High times acquisition, reverse takeover, exercise of stock options, exercise of warrants and finance charges.

	Number of shares	Share capital
Bought deal	33,350,000	$17,144,296
Reverse takeover	23,464,462	27,031,042
Finance charges	7,381,000	8,502,900
High times acquisition	19,800,000	41,900,000
Acquisition of Mid-American growers	17,133,600	17,620,480
Debenture repayment	500,000	290,000
Debt settlement	2,339,200	2,292,416
Exercise of stock options	2,050,000	1,202,074
Exercise of warrants	1,087,212	739,399
Total	107,105,474	$116,722,607

Private Placement

On September 24, 2020, the Company closed a bought deal offering for a total issuance of 33,350,000 units of the Company at a price of $0.75 per unit for aggregate gross proceeds of $25,012,500, which includes the full exercise of the over-allotment option.

Each unit consists of one common share in the capital of the Company (a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $1.00, for a period of 24 months following the close. If, at any time prior to the expiry date of the Warrants, the volume weighted average price of the Common Shares on the Canadian Securities Exchange (or such other stock exchange where the majority of the trading volume occurs) exceeds $1.50 for 10 consecutive trading days, the Company may provide written notice to the holders of the Warrants by way of a news release advising that the Warrants will expire at 5:00 p.m. (Vancouver time) on the 30th day following the date of such notice unless exercised by the holders prior to such date.

The Company paid the Underwriters a cash fee of 6% ($1,500,750) of the aggregate gross proceeds, and an aggregate of 2,001,000 non-transferable compensation warrants, with each compensation warrant being exercisable into units at a price of $0.75 for a period of 24 months following the closing of the Offering. Other transaction fees were also incurred in the amount of $211,482. Net cash proceeds received after the underwriter fee is $23,300,268.

A unit price of $0.75 per unit was allocated to a common share and a common share purchase warrant using a relative fair value of $0.58 and $0.178 per common share and common share purchase warrant respectively. The gross proceeds of $19,138,852 and $5,873,648 were allocated to common shares and common shares purchase warrants respectively. The fair value of the common share purchase warrants was determined using a Monte Carlo valuation model with the following main assumptions:

Black-Scholes inputs	September 24, 2020
Risk-free rate	0.23% (2 yrs)
Exercise price	$1.00
Stock price	$0.58
Expected volatility	101%

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The fair value of the compensation warrants of $894,450 was estimated using both Black-Scholes and Monte Carlo valuation models with the following main assumptions:

Black-Scholes inputs	September 24, 2020
Risk-free rate	0.23% (2 yrs)
Exercise price	$0.75
Stock price	$0.58
Expected volatility	101%

Total transaction fees paid in cash and compensation warrants amounted to $2,606,682 which were deducted $1,994,556 and $612,126 from common shares and common shares purchase warrants, respectively.

The Company issued 1,411,333 units to settle a debt of $1,058,500, of which 866,666 units were issued to the CEO of the Company.

On January 10, 2020, the Company issued 17,133,600 rights to common shares of MichiCann medical Inc. to acquire 100% of the issued and outstanding shares of Mid-American Growers, Inc. Immediately prior to the RTO on April 24, 2020, 17,133,600 common shares of MichiCann were issued to sellers of Mid- American Growers, Inc. and 17,133,600 common shares of MichiCann were converted to 17,133,600 common shares of the Company and 17,133,600 convertible series II preferred shares. The fair value of shares was determined as described in Note 6.

On April 24, 2020, the Company issued 23,464,462 common shares and 3,181,250 convertible series I preferred shares pursuant to reverse takeover transaction. The fair value of shares was determined as described in Note 5.

On April 24, 2020, the Company issued 7,381,000 common shares and 7,381,000 convertible series II convertible common shares as finance charges pursuant to reverse takeover transaction. The fair value of shares was determined as described in Note 5.

On June 10, 2020, the Company issued 15,300,000 common shares and 4,500,000 special warrants to acquire 100% of the issued and outstanding shares of 1251881 B.C. Ltd. The fair value of shares was determined as described in Note 6.

On September 24, 2020, the Company closed the bought deal offering for a total issuance of 33,350,000 units of the Company at a price of $0.75 per unit for aggregate gross proceeds of $25,012,500, which includes the full exercise of the over-allotment option.

During the year ended December 31, 2020, the Company issued 500,000 common shares to settle $290,000 debenture at a price of $0.58 per share.

During the year ended December 31, 2020, the Company issued 2,339,200 common shares and 2,339,200 convertible series II preferred shares to settle $5,848,000 debt to a third-party.

During the year ended December 31, 2020, the Company issued 2,050,000 common shares and 2,050,000 convertible series II preferred shares pursuant to the exercise of stock options for gross proceeds of $1,112,500.

During the year ended December 31, 2020, the Company issued 1,087,212 common shares and 470,340 convertible series II preferred shares pursuant to the exercise of warrants for gross proceeds of $963,840.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Convertible Series I Preferred Shares

On April 24, 2020, as a result of the reverse takeover transaction, the Company issued 3,181,250 convertible series I preferred shares to Tidal shareholders. (Note 5)

Convertible Series II Preferred Shares

During the three months period ended March 31, 2022, 3,753,940 convertible series II preferred shares were converted into common shares on 1:1 basis. The Company issued 299,583 additional common shares as dividend upon conversion of convertible series II preferred shares.

During the year ended December 31, 2021, the Company issued and converted the following convertible series II preferred shares, net of share issuance costs, as a result of acquisition of debenture repayment, exercise of stock options and conversion of convertible series II preferred share.

	Number of shares	Share capital
Debenture repayment	8,445,426	$11,407,946
Conversion to common shares	(30,246,040)	(11,596,682)
Exercise of stock options	1,200,000	879,325
Total	(20,600,614)	$1,067,711

During the year ended December 31, 2021, the Company issued 8,445,426 convertible series II preferred shares at a price of $1.35 per share, and 4,222,713 share purchase warrants with a fair value of $2,509,965 to settle a debenture with an outstanding amount of $9,376,585. As a result of this settlement, the Company recognized a loss in the amount of $4,541,326. $11,407,946 was recorded as convertible series II preferred shares while the remaining $2,509,965 was recorded in contributed surplus.

During the year ended December 31, 2021, the Company issued 1,200,000 convertible series II preferred shares pursuant to the exercise of stock options as in common shares.

During the year ended December 31, 2021, 30,246,040 convertible series II preferred share were converted to 32,290,461 common shares resulting in a transfer between convertible series II preferred shares and common shares in the amount of $11,596,682.

During the year ended December 31, 2020, the Company issued the following convertible series II preferred shares, net of share issuance costs, as a result of acquisition of MidAmerican growers, debt settlement, conversion of MichiCann shares to RWB shares, exercise of stock options, exercise of warrants and finance charges.

	Number of shares	Share capital
Acquisition of Mid American Growers	17,133,600	$27,363,787
Conversion of MichiCann shares to RWB shares	84,211,749	$Nil
Finance charges	7,381,000	13,204,609
Debt settlement	2,339,200	3,555,584
Exercise of stock options	2,050,000	1,602,237
Exercise of warrants	470,340	319,871
Total	113,585,889	$46,046,088

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

On January 10, 2020, the Company 17,133,600 common shares of MichiCann Medical Inc. to acquire 100% of the issued and outstanding shares of MidAmerican Growers, Inc. Immediately prior to the RTO on April 24, 2020, 17,133,600 common shares of MichiCann were issued to sellers of MidAmerican Growers, Inc. and 17,133,600 common shares of MichiCann were converted to 17,133,600 common shares of the Company and 17,133,600 convertible series II preferred shares. The fair value of shares was determined as described in Note 6.

On April 24, 2020, the Company issued 84,211,749 convertible series II preferred shares to MichiCann shareholders immediately prior to reverse takeover transaction. No fair value was allocated.

On April 24, 2020, the Company issued 7,381,000 common shares and 7,381,000 convertible series II convertible common shares as finance charges pursuant to reverse takeover transaction. The fair value of shares was determined as described in Note 5.

During the year ended December 31, 2020, the Company issued 2,339,200 convertible series II preferred shares and 2,339,200 common shares to settle $5,848,000 debt to a third party.

During the year ended December 31, 2020, the Company issued 2,050,000 convertible series II preferred shares and 2,050,000 common shares pursuant to the exercise of stock options for gross proceeds of $1,112,500.

During the year ended December 31, 2020, the Company issued 470,340 convertible series II preferred shares and 1,087,212 common shares pursuant to the exercise of warrants for gross proceeds of $963,840.

Warrants

The following warrants were outstanding and exercisable at March 31, 2022:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding and Exercisable	Weighted Average Life
September 24, 2020	September 24, 2022	$1.00	18,763,979	0.48
September 24, 2020	September 24, 2022	0.75	406,826	0.48
January 14, 2021	January 14, 2023	1.00	25,000	0.79
January 29, 2021	January 29, 2023	1.00	3,745	0.83
February 4, 2021	February 4, 2023	1.20	1,000,000	0.85
February 9, 2021	February 9, 2023	1.00	199,194	0.86
February 11, 2021	February 11, 2023	1.00	871,732	0.87
March 11, 2021	March 11, 2023	1.00	487,014	0.94
May 12, 2021	May 12, 2023	1.15	4,222,713	1.11
Balance at March 31, 2022		$1.03	25,980,203	0.62

	Number of	Weighted Average
	Warrants	Exercise Price
Balances, December 31, 2019	595,340	$1.00
Issued	41,037,711	1.07
Exercised	(5,587,215)	0.17
Cancelled	(694,836)	2.92
Balances, December 31, 2020	35,351,000	$0.99
Issued	6,816,887	1.12
Exercised	(16,187,684)	1.00
Balances, December 31, 2021 and March 31, 2022	25,980,203	$1.03

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Warrant transactions and the number of warrants outstanding are summarized as follows:

During the year ended December 31, 2021, the Company issued an aggregate of 1,594,174 pursuant to exercise of broker warrants issued in a bought deal financing agreement. These warrants are exercisable at the price of $1.00 per unit for a period of 24 months.

On February 3, 2021, the Company issued 1,000,000 warrants in connection with the issuance of debt. The warrants vest immediately and are exercisable at the price of $1.20 per unit for a period of 24 months.

On May 12, 2021, the Company issued 4,222,713 warrants pursuant to the settlement of a debenture as disclosed previously. These warrants are exercisable at the price of $1.15 per unit for a period of 24 months. Fair value of these warrants was determined $2,509,965, and the Company recognized the amount as a loss on the settlement.

On April 24, 2020, the Company issued 862,813 warrants to holders of Tidal warrants pursuant to Amended Agreement of the reverse takeover transaction. The warrants are exercisable at the price of $0.80 per common share of the Company.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 323,898 warrants towards finder's fee. The warrants are exercisable at the price of $5.28 per common share of the Company.

On June 10, 2020, the Company issued 4,500,000 special warrants related to the 1251881 B.C. Ltd. acquisition. The special warrants are automatically convertible into 4,500,000 common shares of the Company should the volume weighted average price of the Company’s common shares be less than $1.50 for the first 180 days following the acquisition date. The 4,500,000 warrants were exercised on December 14, 2020.

On September 24, 2020, the Company issued 33,350,000 warrants pursuant to bought deal financing agreement. The warrants are exercisable at the price of $1.00 per common share of the Company for a period of 24 months.

On September 24, 2020, the Company issued 2,001,000 warrants to finders pursuant to bought deal financing agreement. The warrants are exercisable at the price of $0.75 per unit for a period of 24 months. The unit consists of one common share of the Company and one warrant exercisable at the price of $1.00 per common share of the Company.

The warrants issued during the year ended December 31, 2021 had a fair value of $3,184,380 (December 31, 2020 - $6,155,972) valued using the Black-Scholes option pricing model with the following weighted average assumptions:

	2021	2020
Risk-free interest rate	0.30%	0.20%
Stock price	$1.23	$0.58
Expected term (in years)	2.00	2.00
Estimated dividend yield	N/A	N/A
Estimated volatility	91.34%	101%

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

The risk-free interest rate is based on yields on Bank of Canada bonds that correspond with the term of the warrant contracts. Stock prices are taken from the closing market price on the warrant grant dates. Terms are stated on each warrant contract. There are no dividends on the underlying stock, hence dividends were not considered when running the Black-Scholes option pricing model. Volatility is estimated using the standard deviation of the Company's historical daily stock returns. The expected volatility of the Company's equity instruments was estimated based on the historical vesting method.

Options

Options transactions and the number of options outstanding are summarized are as follows:

	Number of Options	Weighted Average Exercise Price
Balances, December 31, 2019	7,417,500	$0.80
Granted	6,657,679	0.37
Assumed from RTO	1,799,110	0.64
Exercised	(2,050,000)	0.54
Cancelled	(775,000)	2.14
Balances, December 31, 2020	13,049,289	1.42
Granted	3,595,000	0.70
Exercised	(1,375,000)	0.51
Balances, December 31, 2021 and March 31, 2022	15,269,289	$1.26

Issue Date	Expiry Date	Exercise Price	Number of Stock Options	Weighted Average Life
October 1, 2018 -	October 1, 2023 -
December 21, 2021	December 21, 2026	$0.40 - $0.93	10,502,500	3.57
January 15, 2019 -	February 4, 2022 -
July 27, 2020	July 27, 2025	$1.00	2,550,179	1.87
June 22, 2018 -	June 22, 2023
July 6, 2021	July 6, 2025	$1.10 - $5.44	2,216,610	2.11
Balance at March 31, 2022		$1.26	15,269,289	3.07

On July 27, 2020, the Company adopted a rolling stock option plan (the “Option Plan”), under which the maximum number of common shares reserved for issuance under the Option Plan at any one time shall not exceed at any time 20% of the then issued and outstanding common shares.

Under the Option Plan, the Board of Directors may from time to time, in its discretion, grant stock options to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant. The minimum exercise price of an option granted under the Option Plan must not be less than the closing price of the common shares on the date preceding the option grant date.

The total number of options awarded to any one individual in any 12 month period shall not exceed 5% of the issued and outstanding common shares as at the grant date.

The total number of options awarded to any one Consultant in a 12 month period shall not exceed 2% of the issued and outstanding common shares as of the grant date. The total number of Options awarded in any 12 month period to employees performing investor relations activities for the Company shall not exceed 2% of the issued and outstanding common shares as of the grant date.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Stock option transactions during the years ended December 31, 2021 and 2020 are as follows:

In connection with the RTO, the Company assumed 1,799,110 Tidal stock options. Vesting periods of these options ranges from 0 to 2 years from the grant dates. The weighted average exercise price is $0.64 per share.

During the year ended December 31, 2021, the Company granted 3,595,000 stock options to employees and consultants of the Company. Vesting periods range from 0 to 3 years from the grant dates. The weighted average exercise price of these granted stock options were $0.70 per common share.

During the year ended December 31, 2021, an aggregate 1,375,000 stock options were exercised for gross proceeds of $705,000, resulting in the issuance of 1,375,000 common shares and 1,200,000 convertible series II preferred shares. The weighted average exercise price of these stock options exercises amounted to $0.51 per common share. As a result of these stock option exercises, an aggregate of $1,078,319 was transferred from contributed surplus to common shares and convertible series II preferred shares.

During the year ended December 31, 2020, the Company granted 6,657,679 stock options to employees and consultants of the Company. Vesting periods range from 0 to 3 years from grant dates. The weighted average exercise price is $0.37 per share.

During the year ended December 31, 2020, 2,050,000 options were exercised. The weighted average exercise price is $0.54 per share.

During the year ended December 31, 2020, 775,000 options were cancelled. The weighted average exercise price is $2.14 per share.

The options granted during the year ended December 31, 2021 had a fair value of $2,136,275 (2020 - $3,983,752) estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2021	2020
Risk-free interest rate	1.23%	0.45%
Stock Price	$0.76	$0.77
Expected term (in years)	5.00	5.00
Estimated dividend yield	N/A	N/A
Estimated volatility	88%	105.27%

The risk-free interest rate is based on yields on Bank of Canada bonds that correspond with the term of the option contracts. Stock prices are taken from the closing market price on the option grant dates. Terms are stated on each option contract. There are no dividends on the underlying stock, hence dividends were not considered when running the Black-Scholes option pricing model. Volatility is estimated using the standard deviation of the Company's historical daily stock returns. The expected volatility of the Company's equity instruments was estimated based on the historical vesting method.

Restricted Share Units

The Company has a restricted share plan (the "RSU Plan") that allows the issuance of restricted share units (“RSU”) and deferred share units (“DSU”) Under the terms of the RSU Plan the Company may grant RSUs and DSUs to directors, officers, employees and consultants of the Company. Each RSU gives the participant the right to receive one common share of the Company. The Company may reserve up to a maximum of 20% of the issued and outstanding common shares at the time of grant pursuant to awards granted under the RSU Plan.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

During the three months ended March 31, 2022, 260,000 RSUs were exercised. On January 8, 2022, the Company granted 525,000 RSUs to a consultant of the Company that vested immediately. The Company expensed $273,000 in relation to these RSUs as share-based compensation.

During the year ended December 31, 2021 and 2020, the Company had the following RSU issuances:

•	On January 27, 2021, the Company granted 354,645 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $1.17 per RSU;

•	On March 31, 2021, the Company granted 174,500 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $1.43 per RSU;

•	On April 1, 2021, the Company granted 500,000 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $1.43 per RSU;

•	On May 5, 2021, the Company granted 500,000 RSUs certain to employees of the Company. These RSUs vested immediately and were valued at $1.30 per RSU;

•	On August 13, 2021, the Company granted 750,000 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $0.94 per RSU;

•	On December 22, 2021, the Company granted 135,000 RSUs to certain employees of the Company. These RSUs vested immediately and were valued at $0.41 per RSU;

•	During the year ended December 31, 2021, 3,529,145 RSUs were exercised resulting in the issuance of 3,529,145 common shares of the Company; and

•	On October 1, 2020, the Company granted 1,500,000 RSUs to certain employees of the Company. These RSUs vested immediately and expire on October 1, 2025.

Total stock-based compensation as a result of the RSU grants during the year amounted to $2,745,255. As a result of these grants and exercises, $441,715 was transferred from contributed surplus to common shares during the year ended December 31, 2021.

RSUs transactions and the number of RSUs outstanding are summarized are as follows:

Number of RSU
Balances, December 31, 2019	—
Granted	1,500,000
Balances, December 31, 2020	1,500,000
Granted	2,414,145
Exercised	(3,529,145)
Balances, December 31, 2021	385,000
Granted	525,000
Exercised	(260,000)
Balances, March 31, 2022	650,000

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

21.	FINANCIAL INSTRUMENTS AND RISKS

a)	Fair Value

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s condensed interim consolidated statements of financial position as at March 31, 2022 and December 31 2021, consisting of cash and cash equivalents, derivative assets, and derivative liabilities.

The fair values of other financial instruments, which include accounts receivable, accounts payable and accrued liabilities, loans receivable, loans payable, approximate their carrying values due to the relatively short-term maturity of these instruments.

b)	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that are subject to such risk include cash, accounts receivable and loans receivable. Accounts receivable balances are receivable from financial stable companies with good credit history. Included in the accounts receivables is a credit loss allowance in the amount of $1,682,645 as at March 31, 2022 (December 31, 2021 - $599,990). The Company limits its exposure to credit loss by placing its cash with reputable financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable. The carrying amount of financial assets represents the maximum credit exposure. The Company mitigates credit risk on loans receivable by monitoring the financial performance of borrowers.

c)	Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at March 31, 2022 and 2021, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

d)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash is at nominal interest rates, and therefore the Company does not consider interest rate risk for cash to be significant.

As at March 31, 2022 and 2021, the interest rate on loans receivable, credit facilities, and convertible debentures are fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent as stated on these financial assets and liabilities.

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at March 31, 2022, the Company had a cash balance of $4,740,618 (2021 - $818,753) available to apply against short-term business requirements and current liabilities of $237,290,177 (2021 - $183,447,737). All of the liabilities presented as accounts payable and accrued liabilities are due within 120 days of March 31, 2022.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

22.	RELATED PARTY TRANSACTIONS

The following is a summary of related party transactions that occurred during the three months period ended March 31, 2022 and 2021:

a)	Included in accounts payable and accrued liabilities is $233,931 (March 31, 2021 - $173,010) payable to officers and a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment and are unsecured.

b)	Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	March 31, 2022	March 31, 2021
Consulting fees paid or accrued to a company controlled by a director of the Company	$253,772	$135,510
Salary accrued to management of the Company	80,659	37,500
Share-based compensation	—	128,830
	$334,431	$301,840

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the three months period ended March 31, 2022 and 2021.

23.	CAPITAL MANAGEMENT

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the board of directors on an ongoing basis.

The Company’s equity comprises of share capital, contributed surplus, warrant reserve, and accumulated deficit. As at March 31, 2022, the Company has a shareholders’ equity of $ 222,467,970 (December 31, 2021 - $196,850,756). Note that included in the condensed interim consolidated statements of financial position presented is a deficit of $(128,303,346) as at March 31, 2022 (December 31, 2021 - $116,877,562). The Company manages capital through its financial and operational forecasting processes.

The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. Selected information is provided to the board of directors of the Company. The Company’s capital management objectives, polices and processes have remained unchanged during the three months ended March 31, 2022. The Company is not subject to any external capital requirements.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

24.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The changes in non-cash working capital items during the three months period ended March 31, 2022 and 2021 are as follows:

	March 31, 2022	March 31, 2021
Prepaid expenses	$(1,061,481)	$992,510
Accounts receivable	(2,007,503)	(4,324,469)
Accounts payable and accrued liabilities	15,556,734	2,525,352
Current income tax payable	6,096,004	2,098,437
Lease liabilities	—	30,632
Biological assets	(1,324,743)	—
Inventory	(5,581,534)	(4,618,329)
Loans receivable	—	(9,715,138)
Loans payable	—	3,891,161
	$11,677,477	$(9,119,844)

25.	OPERATING SEGMENTS

Operating segments are components of the Company that engage in business activities which generate revenues and incur expenses (including intercompany revenues and expenses related to transactions conducted with other components of the Company). The operations of an operating segment are distinct and the operating results are regularly reviewed by the chief operating decision maker (“CODM”) for the purposes of resource allocation decisions and assessing its performance. Reportable segments are Operating segments whose revenues or profit/loss or total assets exceed ten percent or more of those of the combined entity. Key measures used by the CODM to assess performance and make resource allocation decisions include revenues, gross profit and net (loss) income. The Company's business activities are conducted through one operating segment, cannabis and hemp. All revenue is derived from the sale of cannabis and hemp products in the USA.

26.	COMMITMENTS AND CONTINGENCIES

(a)	Claims and Litigation

A third party consultant worked for the Company in 2017. On or about December 18, 2017, the Company had an oral discussion with the consultant on the compensation of the service the consultant provided. On January 10, 2019, the Company amended the contract, and the consultant signed a full and final release in favor of the Company. Although the Company made full compensation to the consultant according to the amended contract, the consultant filed a statement of claim against the Company on April 26, 2021. The Company is in process of finalizing the defense. The Company does not believe that this claim has merit and it intends to defend the claim.

In the normal course of business, the Company is involved in various legal proceedings, the outcomes of which cannot be determined at this time, and, accordingly, no provision has been recorded in these condensed interim consolidated financial statements. Management believes that the resolutions of these proceedings will not have a material unfavorable effect on the Company's condensed interim consolidated financial statements.

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

(b)	Contingencies

i)  The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, sanctions, restrictions on its operations, or losses of licenses and permits that could result in the Company ceasing operations in that specific state or local jurisdiction. While management believes that the Company is in compliance with applicable local and state regulations at March 31, 2022 and March 31, 2021, cannabis and other regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

ii)   On June 4, 2020, the Company acquired certain rights granted from HT Retail Licensing, LLC (“Licensor”) to 1251881 BC Ltd, (“Licensee”), a wholly owned subsidiary of the Company. Under this agreement, the Licensor granted an exclusive, non-transferable, non-assignable right and license to practice High Times Intellectual Property Rights (the “Rights”) related to the Commercialization of Cannabis Products and CBD Products in the Territory - Michigan, Florida and Illinois for Cannabis and in the general US for CBD. The Rights for the State of Florida were denied for use by the OMMU, and the Company did not receive a THC license in the State of Illinois. The first licensing period for Michigan was for a period of 18 months which was completed on December 20, 2021. The Company recorded an accrual of licensing fees commencing on June 4, 2020, up until, and including, March 31, 2022. Subsequent to year end, the Company received a Cease-and-Desist notice from Licensor in respect to the Rights and ceased to be engaged in the manufacturing, sale or licensing of the Rights. Accordingly, the Company has impaired its Right of Use under the licensing agreement and has eliminated any license liabilities remaining after February 27th, 2022. In addition, the company has entered into negotiations with respect to the accrued existing outstanding liabilities to the Licensor and agreed to voluntary non-binding mediation between the Company and the Licensor. The Company has not reached a resolution with the Licensor, as there continues to be a dispute over the amount of licensing fees owned to the licensor and there can be no assurance that a resolution would be favorable to the Company. Notwithstanding the above, the Company’s position remains that there was a failure of the Licensor to perform under the licensing agreements between the parties.

27.	DISCONTINUED OPERATIONS

During the year ended December 31, 2021 and as disclosed in Note 10, the Company entered into a letter of intent for the sale of the Granville Facility. Accordingly, the entire Granville CGU has been classified as a a discontinued operations given it is no longer part of the Company's ongoing business. Additional information with respect to the components of income (loss) and cash flows from discontinued operations are as follows:

March 31, 2022
Revenue	$139,267
Cost of sales	141,246
Gross profit (loss)	(1,979)
General and administration	1,929,244
Salaries and wages	777,972
Sales and marketing	49,616
Loss from operations before other expenses (income)	(2,758,811)
Other expense (income)
Finance expense	(24,925)
(Gain) loss on disposal of property, plant and equipment	(4,742)
Other income	(1,831,491)
Loss before income taxes	(897,653)
Deferred income tax recovery	—
Net loss from discontinued operations	(897,653)
Net loss per share, basic and diluted on discontinued operations	$(0.01)
Weighted average number of outstanding common shares, basic and diluted	236,840,299

Red White & Bloom Brands Inc.

(Formerly, Tidal Royalty Corp.)

Notes to Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

Cash Flows from Discontinued Operations
2022
Net cash used in operating activities	$197,627
Net cash used in financing activities	(1,851)
Change in cash and cash equivalents	$194,776

The Company's condensed interim consolidated statement of loss and comprehensive loss for the three months ended March 31, 2021 presented in these financial statements include the results of discontinued operations.

28.	SUBSEQUENT EVENT

Subsequent to the three months ended March 31, 2022, the Company completed the Granville Transaction as disclosed in Note 10.